OMB APPROVAL:  3235-0101
OMB Number:   September 30, 1998
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                      UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                        FORM 144

          NOTICE OF PROPOSED SALE OF SECURITIES
  PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION:Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.


1.(a)  NAME OF ISSUER (Please type or print)

   Atlas Corporation

  (b)  IRS IDENT. NO.

   13-5503312

  (c)  S.E.C. FILE NO.

   001-02714

  (d)  ADDRESS OF ISSUER

   Republic Plaza
   370 17th Street, Suite 3050
   Denver, Colorado 80202

  (e)  TELEPHONE NO.

   (303) 629-2440

2.(a)  NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE
       SOLD

   Sunrise Partners L.L.C.

  (b) SOCIAL SECURITY NUMBER OR IRS IDENT. NO.

   06-1374252

  (c) RELATIONSHIP TO ISSUER

   None

  (d) ADDRESS

   2 American Lane, Greenwich, Connecticut 06836


INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification and the S.E.C. File Number

3.(a)  TITLE OF THE CLASS OF SECURITIES TO BE SOLD

   Common Stock, $1.00 par value

  (b) NAME AND ADDRESS OF EACH BROKER THROUGH WHOM THE SECURITIES ARE TO BE OFFERED OR EACH MARKET MAKER WHO IS ACQUIRING THE SECURITIES

   Sharpe Capital, Inc.
   120 Broadway, 28th Floor
   New York, New York 01271

SEC USE ONLY
Broker-Dealer File Number

  (c)  NUMBER OF SHARES OR OTHER UNITS TO BE SOLD (See Instr. 3(c))

   30,600

  (d)  AGGREGATE MARKET VALUE (See Instr. 3(d))

   $10,710 as of August 12, 1998

  (e)  NUMBER OF SHARES OR OTHER UNITS OUTSTANDING
       (See Instr. 3(e))

   27,360,253

  (f)  APPROXIMATE DATE OF SALE (Month/Day/Year) (See Instr. 3(f))

   08/13/98

  (g)  NAME OF EACH SECURITIES EXCHANGE (See Instr. 3(g))

   NASDAQ Bulletin Board


INSTRUCTIONS:
1.(a)  Name of issuer
  (b)  Issuer's I.R.S. identification number
  (c)  Issuer's S.E.C. file number, if any
  (d)  Issuer's address, including zip code
  (e)  Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's Social Security or I.R.S. identification number
  (c) Such person's relationship to the issuer (i.e., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d)  Such person's address, including zip code

3.(a)  Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of share or other units to be sold (if debt securities, give aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f)  Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Table I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.


1. Title of Class

   Common Stock, $1.00 par value

2. Date You Acquired

   06/24/97

3. Nature of Acquisition Transaction

   Exchange of Issuer's 7% Exchangeable Debentures

4. Name of Person from Whom Acquired
   (If gift, give date donor acquired)

   Issuer

5. Amount of Securities Acquired

   30,600

6. Date of Payment (Month/Day/Year)

   06/24/97

7. Nature of Payment

   Exchange of Issuer's 7% Exchangeable Debentures


INSTRUCTIONS:If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

Table II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold


1. Name and Address of Seller

   Capital Preservation Partners L.L.C.
   2 American Lane
   Greenwich, Connecticut 06836

2. Title of Securities Sold

   Common Stock, $1.00 par value

3. Date of Sale

   08/13/98

4. Amount of Securities Sold

   153,000

5. Gross Proceeds

   $53,550**

REMARKS:

   **Estimated

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.



              August 13, 1998
                Date of Notice


     SUNRISE PARTNERS L.L.C.

     By:  Dawn General Partner Corp., as Manager


          By:  /s/ Michael J. Berner
                 Michael J. Berner, Vice President



This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)